

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2025

Michael Pruitt
Interim Chief Executive Officer
Forward Industries, Inc.
700 Veterans Memorial Highway
Suite 100
Hauppauge, New York 11788

> **Re: Forward Industries, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 10, 2025**
> **File No. 333-287906**

Dear Michael Pruitt:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Sawicki at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Brian Bernstein, Esq.